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                               February 29, 2024

       Adeel Rouf
       Chief Executive Officer and President
       Titan Acquisition Corp
       c/o Winston & Strawn LLP
       800 Capitol St., STE 2400
       Houston, TX 77002

                                                        Re: Titan Acquisition
Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
2, 2024
                                                            CIK No. 0002009183

       Dear Adeel Rouf:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted February 2, 2024

       Cover page

   1. Please clearly disclose on the cover page, if true, that only the Class B ordinary shares will be entitled to vote to
continue your company in a jurisdiction outside of the Cayman
                                                        Islands and that as
holders of Class A ordinary shares, public shareholders will not have the right to appoint
directors until after the completion of your initial business combination.
       Summary
       Transfer restrictions on founder shares, page 14

   2. We note disclosure in the Underwriting section on page 158 that initial shareholders may transfer shares before
the one year period after the business combination has elapsed if the share price equals or
exceeds $12.00 per share for a period of time. Please also include
 Adeel Rouf
FirstName LastNameAdeel   Rouf
Titan Acquisition Corp
Comapany29,
February  NameTitan
             2024      Acquisition Corp
February
Page 2 29, 2024 Page 2
FirstName LastName
         this disclosure on page 14.
Manner of conducting redemptions, page 19

3. We note that public shareholders may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction. Please revise to clarify whether they will have the opportunity to redeem if they abstain from voting. If our initial business combination involves a company organized under the laws of a state of the
United States . . . , page 32

4. Disclosure in this risk factor indicates that if the 1% excise tax is imposed as a result of redemptions in connection with the initial business combination, this could reduce the amount of cash available to pay redemptions. This appears to contrast with disclosure on your cover page stating that the proceeds placed in the trust account and interest thereon will not be used to pay for possible excise tax. Please reconcile these disclosures.
Risk Factors
If we are deemed to be an investment company under the Investment Company Act . .. ., page 39

5. We note that you will invest the proceeds of the trust account in short-term U.S.
         government treasury obligations or in money market funds invested exclusively in such securities. Please clearly disclose the risk that you may be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment
         Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Moreover, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.
Past performance by our management team..., page 54

6. We note that in the course of their respective careers, members of your management team have been "involved in businesses and deals that were unsuccessful." Please clarify whether members of your management team have been involved in other special purpose acquisition companies that were not successful in completing a business combination during their completion windown.
We may not be able to complete an initial business combination..., page 64

7. We note your disclosure regarding CFIUS. If your sponsor or any officer or director is, is controlled by, or has substantial ties with a non-U.S. person, please disclose this in this
 Adeel Rouf
Titan Acquisition Corp
February 29, 2024
Page 3
         risk factor.
Management
Officers, Directors and Director Nominees, page 111

8. Please revise to provide all of the information required by Item 401(e) of Regulation S-K.
         For example, revise to clarify the business experience of Adeel Rouf during the past five years, including the dates and duration of employment.
Report of Independent Registered Public Accounting Firm, page F-2

9. Please include a signed audit report in your next amendment. Refer to Rule 2-02 of
         Regulation S-X.
Notes to Financial Statements
Note 1. Description of Organization, Business Operations, and Going Concern, page F-7

10. We note your statement on page 2 that the sponsor of the Registrant is a Delaware limited liability company. On page F-7 in Note 1, the sponsor is described as a Cayman Islands limited liability company. Please revise or advise.
Note 7. Shareholder's Equity
Warrants, page F-14

11. We note your disclosure that you have determined the classification of the private and public warrants will be equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure that "the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers permitted transferees. If the
         Private Placement Warrants are held by someone other than the Initial Shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the
         Company and exercisable by such holders on the same basis as the Public Warrants."
12. We note the fourth bullet in the disclosure related to the redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00 states "the Private Placement
       Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants, as described above." This disclosure appears to contradict
FirstName LastNameAdeel Rouf
       your disclosure elsewhere regarding the non-redemption feature of the private warrants so
Comapany
       longNameTitan
            as they are Acquisition Corp purchasers or their permitted transferees. Please revise held by the initial
       your
February  29,disclosure
              2024 Pageas3appropriate.
FirstName LastName
 Adeel Rouf
FirstName LastNameAdeel   Rouf
Titan Acquisition Corp
Comapany29,
February  NameTitan
             2024      Acquisition Corp
February
Page 4 29, 2024 Page 4
FirstName LastName
General

13. We note that in connection with any vote for a proposed business combination, your initial shareholders have agreed to vote their founder shares and "any public shares purchased during or after this offering" in favor of the initial business combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the
         Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure
         Interpretation 166.01 for guidance.
       Please contact Kellie Kim at 202-551-3129 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Long at 202-551-3765 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      Michael J. Blankenship, Esq.